FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of      March,     2006.
DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.
     Enclosed are copies of the Notice of Meeting, the Management Proxy Circular and Form of proxy in connection with the Annual Meeting of the shareholders of Domtar Inc. to be held on April 27, 2006.

Domtar Inc.
395 de Maisonneuve Blvd. West
Montreal, QC H3A 1L6 Canada
March 27, 2006
TO HOLDERS OF COMMON SHARES
You are invited to the Annual Meeting of holders of Common Shares of Domtar Inc. that will be held in the Mount Royal Room of the Mount Royal Centre, 2200 Mansfield Street, Montreal, Quebec, Canada, on Thursday, April 27, 2006 at 1:30 p.m.
The items of business to be considered at this meeting are listed in the Notice of Meeting and described more fully in the attached Proxy Circular.
Should you be unable to attend the meeting, it would be appreciated if you would complete, sign, and return the Proxy Form to our transfer agent, Computershare Trust Company of Canada, in the enclosed envelope at your earliest convenience.
Yours truly,
/s/ Raymond Royer
Raymond Royer
President and Chief Executive Officer

Domtar Inc.
NOTICE OF THE ANNUAL MEETING
OF THE HOLDERS OF COMMON SHARES
NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of Common Shares of Domtar Inc. (the “Corporation”) will be held in the Mount Royal Room of the Mount Royal Centre, 2200 Mansfield Street, Montreal, Quebec, Canada, on Thursday, April 27, 2006, at 1:30 p.m., local time, for the purposes of:
1.	Receiving and considering the audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the auditors’ report thereon;

2.	Electing Directors;

3.	Appointing auditors for the ensuing year; and

4.	Considering such other business as may properly be brought before the meeting.
The Directors have by resolution fixed the close of business on March 14, 2006 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the aforementioned meeting.
Given at Montreal, Quebec, on this 27th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Razvan L. Theodoru
RAZVAN L. THEODORU
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

Domtar Inc.
MANAGEMENT PROXY CIRCULAR

Domtar Inc.
MANAGEMENT PROXY CIRCULAR
     Except as otherwise indicated, the information contained herein is given as of March 14, 2006, and all dollar amounts set forth herein are expressed in Canadian dollars.
SOLICITATION OF PROXIES
     This Management Proxy Circular is provided in connection with the solicitation by the management of Domtar Inc. (the “Corporation”) of proxies for use at the Annual Meeting (the “Meeting”) of the holders of Common Shares (the “Common Shares”) of the Corporation to be held on April 27, 2006 at the time, place and for the purposes set forth in the foregoing Notice of Meeting and at any adjournment or adjournments thereof. The management of the Corporation does not propose to solicit proxies otherwise than by mail; however, it reserves the right to solicit proxies at nominal cost by telephone, Internet, telegram or by personal interview. Banks, brokerage houses and other custodians, nominees or fiduciaries will be requested to forward the soliciting material to their principals and to obtain authorization for the execution of proxies. The Corporation shall, upon request, reimburse banks, brokerage houses and other custodians, nominees or fiduciaries for their reasonable expenses in forwarding proxy material to their principals. The cost of solicitation will be borne by the Corporation.
APPOINTMENT AND REVOCATION OF PROXIES
     The persons named as proxies in the enclosed form of proxy are Directors and/or Officers of the Corporation. A shareholder has the right to appoint some other person who need not be a shareholder to represent him at the Meeting but, in the case of a corporation, such person must have been duly authorized in writing to act at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy. To be effective, proxies must be received by Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof, or be presented at the Meeting.
     A shareholder who executes and returns the accompanying form of proxy may revoke the same by instrument in writing executed by the shareholder, or by his attorney authorized in writing, and deposited either at the principal executive offices of the Corporation, to the attention of the Secretary of the Corporation, 395 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H3A 1L6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
     The Corporation has only one class of voting securities, its Common Shares, of which 231,148,243 shares are issued and outstanding. Each holder of Common Shares is entitled to one vote at the Meeting or any adjournment thereof for each such Common Share registered in the holder’s name as at the close of business on March 14, 2006 (the “Record Date”). Only shareholders of record at the close of business on March 14, 2006, who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

     Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of his or her Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as ADP Investor Communications in Canada) for this purpose. Non-Registered Holders will either:
a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or
b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.
     In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.
     Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.
     In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
     A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.
     To the knowledge of the Directors and Officers of the Corporation, the only person who owns beneficially or exercises control or direction over more than 10% of the Common Shares is Caisse de dépôt et placement du Québec (“Caisse”) which beneficially owns 35,692,933 Common Shares representing 15.44% of all voting shares.

VOTING OF SHARES REPRESENTED BY PROXY
     Common shares represented by proxies in the accompanying form of proxy will be voted in accordance with the instructions indicated thereon.
     If no instruction is specified, such shares will be voted in favour of the election as Directors of the persons named under the heading Election of Directors, and in favour of the appointment as auditors of the firm named under the heading Appointment of Auditors. The form of proxy also confers discretionary voting authority on those persons designated therein with respect to amendments to the proposals identified in the Notice of Meeting and with respect to other business, which may properly be brought before the Meeting. If such amendments or other business is properly brought before the Meeting, the management nominees designated in such form of proxy will vote the Common Shares represented thereby at their discretion in respect of such amendments or other matters.
     The management of the Corporation knows of no such amendments or other business to be brought before the Meeting.
ELECTION OF DIRECTORS
     The Articles of the Corporation provide that the Board of Directors shall consist of not less than three and not more than twenty-one directors with the specific number to be determined by the Board of Directors from time to time. The number of directors was last established by resolution of the Board at eleven and, accordingly, eleven nominee directors are being proposed for election at the Meeting. The reduction in size of the Board to eleven directors from thirteen directors elected last year results from the fact that two members of the Corporation’s current Board are not standing for re-election at the Meeting. Except where authority to vote on the election of Directors is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth on the following pages. Each Director will be elected to hold office until the earlier of the next annual meeting of shareholders or such other meeting of shareholders called to elect Directors as provided in the Articles of the Corporation unless, prior thereto, a Director resigns or the office of such Director becomes vacant by death, removal or other cause. If prior to the Meeting, any of the said nominees shall be unable or, for any reason, shall become unwilling to serve as a Director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons as Directors. The management of the Corporation is not aware that any of such nominees would be unwilling to serve if elected. As you will note from the attached form of proxy, in accordance with best practices, shareholders may vote individually for each Director or collectively for a single slate of Directors. The Board has adopted a policy whereby if any individual director receives less than 50% of the votes cast in favour at any shareholders’ meeting, such director shall offer to tender his/her resignation within 90 days of such meeting, and the Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken.

     The following table sets forth the name, place of residence, principal occupation and length of service as a Director of each of the persons proposed for election as Directors of the Corporation, as well as the number of Common Shares beneficially owned, the number of Deferred Share Units(a) held by each of them, their committee memberships and other public company directorships:

Jack C. Bingleman
Vero Beach, Florida, U.S.A.
Director since: 2005
Share ownership: 20,000
DSU ownership: 9,127
Committee memberships: Audit, Environment and Health and Safety
Other directorship: Tractor Supply Co.
Mr. Bingleman is President of Indian River Asset Management Inc. (management company) and he was, prior to 2001, President and Director of Staples International Inc. (Europe).

Raymond Chrétien Montreal, Quebec, Canada Director since: 2004 Share ownership: - DSU ownership: 8,974 Committee membership: Nominating and Corporate Governance Other directorship: nil	Mr. Chrétien is a strategic advisor with Fasken Martineau DuMoulin LLP (lawyers). From 2000 to 2003, he was Ambassador of Canada to France, and previously to the United States, Belgium, Mexico and the Congo.

Louis P. Gignac
 Montreal, Quebec, Canada
Director since: 1995
Share ownership: 2,800
DSU ownership: 19,252
Committee memberships: Audit (Chair), Environment and Health and Safety, Pension
Other directorship: Gaz Métro Inc.
Mr. Gignac is President and Chief Executive Officer of Cambior Inc. (mining).

Claude R. Lamoureux
 Toronto, Ontario, Canada
Director since: 1992
Share ownership: 7,800
DSU ownership: 40,427
Committee memberships: Human Resources, Nominating and Corporate Governance (Chair)
Other directorship: nil
Mr. Lamoureux is President and Chief Executive Officer of the Ontario Teachers’ Pension Plan (pension fund management).

Jacques Laurent
 Montreal, Quebec, Canada
Director since: 1996
Share ownership: 4,800
DSU ownership: 26,007
Committee memberships: Audit, Pension
Other directorships: Groupe Ciment St-Laurent inc., Glentel Inc.
Mr. Laurent is a partner of Borden Ladner Gervais LLP (lawyers). From 2001 to 2003, he was Chair of the Board of Hydro-Québec.

Brian M. Levitt Montreal, Quebec, Canada Director since: 1997 Share ownership: 5,800 DSU ownership: 54,425 Committee membership: Human Resources (Chair) Other directorship: BCE Inc.	Mr. Levitt has been Chair of the Board of the Corporation since April 29, 2004 and Co-Chair and partner of Osler, Hoskin & Harcourt LLP (lawyers) since 2001.

(a)	See page 7 for a description of the Deferred Share Unit Plan for Outside Directors.

Gilles Ouimet
Ottawa, Ontario, Canada
Director since: 2004
Share ownership: 6,000
DSU ownership: 13,283
Committee memberships: Environment and Health and Safety
 (Chair), Human Resources
Other directorship: nil
Mr. Ouimet is a Corporate Director and was, until May 2004, Chair of the Board of Pratt & Whitney Canada, where he held various senior executive positions.

Louise Roy
 Montreal, Quebec, Canada
Director since: 1997
Share ownership: 800
DSU ownership: 30,468
Committee memberships: Environment and Health and Safety,
Human Resources
 Other directorship: ING Canada Inc.
Ms. Roy is Associate Fellow; Chair, Leadership for Tomorrow Forum — CIRANO, since 2002 (liaison and transfer organization). Previously, she was Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA).

Raymond Royer
 Montreal, Quebec, Canada
Director since: 1996
Share ownership: 480,390
DSU ownership: (b)
Committee memberships: Environment and Health and Safety, Pension
Other directorships: Power Financial Corporation,
 Shell Canada Limited
Mr. Royer is President and Chief Executive Officer of the Corporation since 1996.

Robert J. Steacy
 Toronto, Ontario, Canada
Director since: 2005
Share ownership: -
DSU ownership: 6,844
Committee membership: Audit
Other directorships: Alliance Atlantis Communications Inc.,
 Cineplex Galaxy Income Fund and Somerset Entertainment
 Income Fund
Mr. Steacy is a Corporate Director and was, until May 2005, Executive Vice-President and Chief Financial Officer of Torstar Corporation (international media conglomerate).

Gene R. Tyndall Miami, Florida, U.S.A. Director since: 2005 Share ownership: - DSU ownership: 1,603 Committee membership: Human Resources Other directorship: nil	Mr. Tyndall is a partner and co-founder of Supply Chain Executive Advisors, LLC (supply chain management) since 2003. Previously, he was Executive Vice-President with Ryder System, Inc.

(b)	Mr. Royer is a participant in the Executive Deferred Share Unit Plan — see Executive Deferred Share Unit Plan on page 12, CEO Compensation on page 13 and Summary Compensation Table on page 14.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS
     The Corporation believes that attendance at meetings is crucial for the Directors’ fulfillment of their duties and responsibilities. The following table indicates the number of Board and committee meetings held between January 1 and December 31, 2005, and the attendance of the Directors:

Members	Board	Audit	Human	Nominating &	Environment and	Pension	Attendance
			Resources	Corporate	Health & Safety
				Governance

# of meetings	15	6	7	4	2	4	%
Jack C. Bingleman(1)	13	2	—	—	1	—	87%
Raymond Chrétien(2)	15	—	—	1	—	—	100%
Paul-Henri Couture	14	—	7	—	—	—	93%
Louis P. Gignac(3)	13	6	—	—	1	3	87%
Claude R. Lamoureux(4)	13	3	4	4	—	1	87%
Jacques Laurent(5)	15	6	—	3	1	3	100%
Brian M. Levitt	15	—	7	—	—	1	100%
Gilles Ouimet(4)	11	3	4	—	2	—	73%
Louise Roy	13	—	7	—	2	—	87%
Raymond Royer	15	—	—	—	2	4	100%
Robert J. Steacy(6)	11	3	—	—	—	—	100%
Gene R. Tyndall(7)	10	—	4	—	—	—	91%
Edward J. Waters(8)	14	2	—	4	—	4	93%

(1)	Appointed to the Audit Committee and to the Environment and Health and Safety Committee on April 28, 2005.

(2)	Appointed to the Nominating and Corporate Governance Committee on April 28, 2005.

(3)	Appointed to the Environment and Health and Safety Committee on April 28, 2005.

(4)	Appointed to the Human Resources Committee on April 28, 2005.

(5)	Appointed to the Pension Committee on April 28, 2005.

(6)	Appointed to the Board and to the Audit Committee on April 28, 2005.

(7)	Appointed to the Board and to the Human Resources Committee on April 28, 2005.

(8)	Appointed to the Audit Committee on April 28, 2005.
DIRECTORS’ COMPENSATION
Annual and attendance fees
     Non-management Directors receive compensation for acting as members of the Board of Directors and as members of any committee of the Board. Such Directors receive the following annual and attendance fees:

2006 Fees
Director annual retainer	$29,000
Board meeting attendance fee (per meeting)	$1,200
Committee attendance fee (per meeting)	$1,200
Chair of the Board annual retainer fee	$150,000
Annual fee as member of a committee	$4,000
Annual fee as Chair of the Audit Committee	$10,000
Annual fee as Chair of any other committee	$3,000
     The total amount of fees paid by the Corporation to its Directors in respect of the 38 meetings of the Board and committees of the Board held during 2005 was $876,635.

Deferred Share Unit Plan for Outside Directors
     Effective January 1, 1999, the Corporation adopted the Deferred Share Unit Plan for Outside Directors. Every year, the Board of Directors determines the number of deferred share units (“DSUs”) to be received by an outside Director. A DSU is a unit equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Corporation to an account in the name of the outside Director and payable only at the end of his mandate on the Board of Directors. When normal cash dividends are paid on Common Shares, equivalent amounts in the form of additional DSUs are credited to the individual Director’s account. A Director may elect to receive the annual retainer and attendance fees in DSUs. When the Director’s mandate on the Board ends, the DSUs are paid in cash or by way of Common Shares purchased on the market, based on the market value of the Common Shares at that time, less applicable deductions. DSUs represent the variable component (at risk) of the Directors’ compensation.
     In addition, a Director also receives a grant of DSUs as determined from time to time by the Board. For 2006, the number of DSUs was established at 1,000 per quarter per Director and at 1,500 DSUs per quarter for the Chair of the Board. Each DSU granted respectively on March 31, June 30, September 30 and December 31, 2005 had a value equal to the market price of one common share of the Corporation on such dates, i.e., $10.28, $9.06, $7.47 and $6.71 respectively. Also, Directors may now elect to receive, instead of DSUs, 1,000 (1,500 for the Chair) Common Shares of the Corporation per quarter. If they so elect, they must hold the shares as beneficial owners for at least three years from the date of issuance.
     Under the terms of the Plan, a Participant receives, not later than the 31st of January following the end of the year during which the Participant’s Termination Date occurred, a lump sum payment in cash equal to the number of DSUs recorded in the Participant’s account on the Termination Date multiplied by the Termination Value of the Common Shares or, if the Participant so elects, a number of Common Shares to be purchased on the open market equal to the number of DSUs then recorded in the Participant’s account, less in either case any applicable withholding tax.
     On December 13, 2001, the Board of Directors adopted a policy stating that the Directors will hold a personal investment in shares and DSUs of the Corporation, of at least six (6) times the amount of the Director annual retainer, which is currently at $29,000, over a period of three (3) years. This policy does not apply to Directors who, by reason of policies of their own employers, may not benefit personally from the Director compensation paid by the Corporation.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
     The Corporation has purchased a Directors’ and Officers’ Liability Insurance policy for the benefit of the Corporation, its Directors and Officers against certain liabilities incurred by them in their capacity as Directors or Officers of the Corporation, subject to all the terms, conditions and exclusions of the policy. This insurance provides for an annual coverage of $100,000,000 combined limit for liability and reimbursement of payments. The amount of the premium paid by the Corporation in respect of the period from January 1, 2005 to December 31, 2005 was $1,224,830, approximately $489,932 of which is attributable to Directors as a group and approximately $489,932 of which is attributable to Officers as a group, the balance of approximately $244,966 being attributable to the Corporation. The deductible applicable to the Corporation is $500,000 for any occurrence and there is no deductible applicable to individual Directors and Officers.

REPORT ON EXECUTIVE COMPENSATION
     The Corporation’s executive compensation program is the responsibility of the Human Resources Committee (the “H.R. Committee”) of the Board of Directors of the Corporation. As part of its mandate, the H.R. Committee recommends the Corporation’s compensation policy to the Board for approval and oversees the hiring, termination, promotion, and compensation of the members of the Management Committee of the Corporation, composed of the President and Chief Executive Officer (“CEO”) and the officers of the Corporation who report directly to him and who, together, constitute the executive officers of the Corporation (“Executive Officers”). For the position of CEO, the H.R. Committee makes hiring and compensation recommendations which are submitted for approval by the Board. The H.R. Committee approves the hiring and the compensation levels for all other members of the Management Committee and reports its decisions to the Board.
     The H.R. Committee also evaluates the performance of the Corporation’s CEO, and it reviews the performance of his direct reports, planning for their succession, as well as the Corporation’s human resources policies and organization, including the design and competitiveness of the Corporation’s compensation plans. None of the members of the H.R. Committee is, or was, an Executive Officer of the Corporation. The H.R. Committee’s charter may be found in the “Corporate Information” section of our web site at www.domtar.com.
Executive Compensation Program
     The Corporation’s executive compensation program is designed with the objective of aligning remuneration with company performance and increasing shareholder value. The executive compensation program is intended to attract, retain and motivate the broad-based management talent needed to achieve the Corporation’s strategic objectives and to reward employees on the basis of individual and corporate performance, both in the short and the long term.
     Independent compensation and benefits consultants are retained periodically by the H.R. Committee to assess the design and competitiveness of the executive compensation program. During fiscal year 2005, the H.R. Committee retained the services of Towers Perrin to provide advice on the competitiveness and appropriateness of compensation programs for the CEO and senior executive officers. Towers Perrin did not provide any other services to the Corporation during that period. The Corporation participates in and subscribes to various surveys on executive compensation and independently collects competitive information about other corporations within the industry and about North American manufacturing corporations of similar size.
     Compensation for each of the Executive Officers (including the Named Executive Officers, as hereinafter defined) consists of four components: a base salary, a cash-based annual incentive component, a long-term incentive component, and employee benefits. As an Executive Officer’s level of responsibility increases, a greater percentage of total compensation (as opposed to base salary and standard employee benefits) is based on performance, and the mix of total compensation shifts towards variable compensation, i.e., annual incentive based on a short-term incentive plan (“Short-Term Incentive Plan”) (see below under Annual Incentive Compensation) and a long-term incentive program.
     The Corporation’s compensation policy is to pay total cash compensation well above the median of its comparison group of companies for exceptional results and at the median for satisfactory results. Its compensation practices result in a competitive compensation that largely follows Canadian practices; however, when appropriate, factors related to the North American markets are considered and applied.
     The H.R. Committee believes that these components collectively provide a fair and competitive compensation structure and an appropriate relationship between executive compensation level, the Corporation’s financial and strategic management performance, and shareholder value.

Base salary
     Base salaries are set at levels which are competitive with the base salaries paid by a comparator group of Canadian and U.S. companies recommended by the H.R. Committee’s consultant. The comparator group is composed of manufacturing companies, including the pulp and paper sector, of comparable size in revenues and/or employees, to that of the Corporation. A salary range is established for each salaried position in the Corporation. An Executive Officer’s base salary movement is determined by reviewing his sustained performance and his increased job experience over time, and, correspondingly, positioning his salary within the salary range for his position.
Annual Incentive Compensation
     Annual incentive compensation is directly linked to corporate performance and is part of the Corporation’s short-term incentive program.
     Every year, the H.R. Committee approves the corporate performance objectives and sets the criteria under the Short-Term Incentive Plan for annual incentive compensation. This Short-Term Incentive Plan applies to all the Corporation’s non-unionized employees, including members of the Management Committee. Unionized employees may participate in the Plan if such participation is provided for in the applicable collective agreement.
     The Short-Term Incentive Plan is designed to reinforce behaviour and decision-making that take into consideration the interest of the Corporation as a whole, encourage team spirit and link employee performance with the Corporation’s annual financial results.
     A portion related to the Corporation’s financial performance is based on (i) earnings before interest, taxes, depreciation and amortization (“EBITDA”), and (ii) the Corporation’s return on shareholders’ equity (ROE) as compared to the reference group. This portion may represent up to 75% of the annual incentive award for employees as well as the Executive Officers, as determined from time to time by the H.R. Committee. The remaining portion of the Executive Officers’ incentive potential is based on key performance indicators, as determined from time to time by the H.R. Committee. Key performance indicators for the Executive Officers also include individual specific objectives related to their responsibilities. The maximum payout is limited to twice the individual’s target incentive award.
     The amount of the incentive award, expressed as a percentage of salary, varied between 5% and 50% of earned salary for non-unionized employees, depending on the position level. Under the Plan, the target bonus for the CEO is 65% of his base salary, and the target bonus for the other members of the Management Committee varies between 35% and 45% of their base salaries.
Long-Term Incentive Compensation
     The long-term incentive component of the executive compensation program is designed to motivate long-term commitment of the executives by sharing in the long-term shareholder value created, and participating in the long-term growth and success of the Corporation.
A.     Executive Stock Option and Share Purchase Plan
     The Executive Stock Option and Share Purchase Plan (the “Stock Plan”) is designed to motivate participants and to help encourage the retention of high-performance executives over the long term and to encourage executive stock ownership thereby aligning the interest of management with that of shareholders. The Stock Plan is administered by the H.R. Committee of the Board of Directors which, subject to the terms of the Stock Plan, has the sole authority to interpret the Stock Plan and to prescribe such rules and regulations as it deems necessary. The Stock Plan provides for the granting of stock options (“Options”), share appreciation rights (“SARs”), rights to purchase Common Shares (“Rights”) to selected executives of the Corporation and its subsidiaries (“Participants”). The Stock Plan authorizes the issuance of rights and options with respect to a maximum of 16,000,000 Common Shares (subject to adjustment in the event of any stock dividend, subdivision, reclassification or other similar event). No SARs have been granted since 1991 and no Rights have been granted since 2004.
     Individual grants of stock options are granted upon the recommendation of the CEO to candidates identified in succession plans for key management and specialist positions in operating divisions and corporate departments, to high-potential employees to ensure their development and retention, and to qualified candidates when it is necessary, according to market conditions, to attract and retain them in key positions.
Options
     The eligible executives to whom Options under the Stock Plan may be awarded, and the number of Common Shares subject to such Options, are determined by the H.R. Committee, upon recommendation by the President and CEO.
     One-fourth of the Options granted may be exercised at the end of each 12-month period after the date of the grant unless otherwise determined by the H.R. Committee. Options expire at a date set by the H.R. Committee at the time of grant which may not be more than 10 years after the grant date except in limited circumstances. Options are not transferable and may be exercised only for as long as the Participant remains an eligible executive or employee, subject to limited exceptions such as death or retirement. Participants must pay for the Common Shares in full on the date of exercise of any Option. No financial assistance is available to Participants with respect to the exercise of Options.
     In February 2003 the Board of Directors, upon recommendation by the H.R. Committee, introduced a new performance feature in order to align the vesting of Options with the performance of the Corporation’s common shares. Previously granted options were not affected by this change. Accordingly, these new performance options are vested in four increments of 25% on each anniversary date of the grant (each an “Annual Portion”), provided the performance of the Corporation’s common share price during the Reference Period, as defined below, is equal to or exceeds the average performance of an index (the “Index”) composed of the S&P 500 Materials (U.S.) index (50%) and the S&P/TSX Materials (Canada) index (50%).
     On each anniversary date of the grant, the average closing price of the Corporation’s Common Shares (the “Average Price”) during the 20 consecutive trading days on the Toronto Stock Exchange immediately preceding each anniversary date of the grant (the “Reference Period”), is used to measure the performance of the Corporation’s common share price and is compared to the average performance of the Index (the “Average Index”) during the same Reference Period.
     The relevant Annual Portion is only vested on a given anniversary date if the performance in the Average Price equals or exceeds the Average Index during the relevant Reference Period. Should this not be the case, the Annual Portion is not vested but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied on a subsequent anniversary date. Any Annual Portion that has not vested on or before the Expiry Date of the Option is automatically lapsed on such Expiry Date. There was no vesting under this feature in 2004 and 2005.
     In February 2005, the Board of Directors, upon recommendation by the H.R. Committee, introduced changes to the Stock Plan. Previously granted Options are not affected by these changes. These changes are: a) except in limited circumstances, the Options period has been reduced to 6 years from 10 years after the grant date; b) the right to exercise the vested Options will be linked to the performance of the Common Shares according to parameters determined by the H.R. Committee from time to time (for the 2005 grant, the H.R. Committee determined that the market price of one Common Share will have to increase by at least 20% over the grant price before the Option may be exercised); c) the Options will vest in four increments of 25% on each anniversary date of the grant; and d) upon the exercise of the Option, 60% of the difference between the fair market value at the time of exercise and the grant price, will be converted in Common Shares to be held by the participant for at least 12 months after the date of exercise.

Rights
     The eligible executives to whom Rights under the Stock Plan may be awarded, and the number of Common Shares to be subject to such Rights, and all other terms and conditions attaching thereto are determined by the H.R. Committee, upon recommendation by the President and CEO.
     Notice of a grant is given to the Participant who immediately and for a period of 30 days thereafter is entitled to accept such grant (or a portion thereof) at the Specified Price. At the time of exercise of a Right, the Participant must pay in full the Specified Price multiplied by the number of Common Shares for which the Right is being exercised (“Subscription Price”). The Corporation makes available through the trustee under the Stock Plan (“Trustee”) to each Participant other than an Executive Officer, a loan for the purpose of paying the Subscription Price. Such loan bears interest at a rate determined from time to time by the H.R. Committee, and may be in an amount within the limits established and subject to such other terms and conditions as may be determined by the H.R. Committee. All loans must be paid in full no later than the tenth anniversary of making the grant or sooner if the Common Shares are sold. The Participant must pledge to the Trustee the Common Shares purchased with the proceeds of the loan as security for its repayment. Any discount given upon the grant of a Right for the purchase of Common Shares must be repaid by the Participant if the shares are sold within a period of 12 months after the date of the grant.
     In addition, a Participant who exercises a Right will receive from the Corporation on the third anniversary of the date of grant of such Right, or such other date as the H.R. Committee may determine, provided that the Participant still qualifies as an eligible executive on such date, one Common Share (“Bonus Share”) for every four Common Shares purchased by the Participant on the exercise of such Right and still beneficially owned by the Participant on the third anniversary of the date of exercise of such Right or such other date as determined by the H.R. Committee. Bonus Shares issued under the Stock Plan shall be considered fully paid in consideration of past service that is not less in value than the fair equivalent that the Corporation would have received if the Bonus Shares had been issued for money.
     The Participant who is an Executive Officer does not have access to financial assistance as indicated above. Upon receipt of the notice of a grant, he may choose to purchase the shares and pay the Subscription Price in full, or to enter into a non-transferable purchase contract with the Corporation under which the participant will irrevocably commit to purchase the number of Common Shares of the grant at the Subscription Price not later than ten years after the date such contract is entered into.
     In February 2005, the Board of Directors, upon recommendation by the H.R. Committee, approved the elimination of the Rights feature of the Stock Plan. Previously granted Rights are not affected by this change.
     On November 28, 2005, the Board of Directors, upon recommendation of the H.R. Committee, approved the following amendments to the Corporation’s Stock Plan in order to give participants a temporary period of up to three years to meet their obligations to the Corporation in view of the current trading price of the Corporation’s common shares, thus allowing executives to focus on the Corporation’s turnaround:
     • The deadline to reimburse loans made available upon the exercise of rights under the Stock Plan to participants who are still employed by the Corporation or who ceased to be an employee after October 1, 2004 was extended to the earlier of (i) three years after the date on which a participant ceases to be an employee; and (ii) the date upon which the market price of the Corporation’s common shares equals or exceeds the initial grant price of the rights in connection with the exercise of which the loan was initially made.
     • The deadline to purchase the underlying common shares under non-transferable purchase contracts entered into under the Stock Plan by participants in 2003 and 2004 was extended to the earlier of (i) three years after the date on which a participant ceases to be an eligible executive; and (ii) the date upon which the market price of the Corporation’s common shares equals or exceeds the initial grant price of the rights.

     • The provisions providing for the forgiveness of the loans in the Stock Plan in case of death or long-term disability of the participants or change of control of the Corporation were extended to also benefit participants who cease to be employees of the Corporation provided it occurs within the earlier of three years or the date upon which the market price of the Corporation’s common shares equals or exceeds the initial grant price of the rights.
     • The exercise period for vested options was extended from one year to three years following the retirement date for participants who, on or after October 1, 2004, retired prior to reaching the age of 60.
     • As an added retention incentive for executives who have been identified in the succession plan or as high potentials, the vesting provision relating to options granted during or after 2003 was amended to provide that such options will become exercisable, irrespective of their normal vesting schedule, upon a change of control of the Corporation.
     The foregoing amendments were approved temporarily by the Board of Directors and will be revised by the Corporation within approximately 12 months of their approval in light, in particular, of the trading price of the Corporation’s common shares.
Restricted Stock Plan
     In accordance with the Restricted Stock Plan (RSP), eligible executives, determined by the H.R. Committee, upon recommendation by the President and CEO, may be granted a certain number of Common Shares. The number of Common Shares granted annually will depend on two factors: i) the executive’s position and ii) the level of payout under the Annual Incentive Compensation (see page 9). The Common Shares to be granted will be purchased on the secondary market by a trustee and will be held in escrow in the name of the eligible executive for a period of three years after the date of the grant. At the end of the three-year period, or any other period as may be determined by the H.R. Committee, the Common Shares will be delivered to the eligible executive, provided that such employee is still employed by the Corporation.
B.     Executive Deferred Share Unit Plan
     Deferred share units (“DSUs”) may be provided to members of the Management Committee, to vice-presidents reporting to Management Committee members, and to key employees upon the recommendation of the President and CEO. Since the inception of the program, DSUs have only been provided to the members of the Management Committee.
     The amount of the grant is determined based on the Corporation’s return on equity during a financial year calculated as the total of: i) the return of a risk-free investment (i.e., the annual average yield on long-term Government of Canada bonds), and ii) a risk premium which corresponds to the historical difference between the yield on long-term Government of Canada bonds and the S&P/TSX index return.
     Once this return on equity is achieved, the participant becomes entitled to a target grant that will vary depending on the participant’s position, namely, 25% of base salary for the President and CEO, 15% for the other members of the Management Committee.
     The value of the DSUs is based on a price equal to the average closing price of the Corporation’s Common Shares during the previous financial year. DSUs are paid only upon the retirement, death or permanent disability of participants. The value of the payment is determined at that time according to market value of the Corporation’s Common Shares during a 12-month period preceding the event, and payment is made within a period of time determined in accordance with the applicable tax rules.
     No DSU becomes vested until the retirement, death or permanent disability of participants or before termination of employment of an Executive Officer provided he was a member of the Management Committee during a continuous period of at least seven (7) years, except with the approval of the H.R. Committee.

     In February 2005, the Board of Directors, upon recommendation by the H.R. Committee, approved the elimination of the DSU Plan. Previously granted DSUs are not affected by this change.
C.     Executive Performance Share Unit Plan
     In December 2003, the H.R. Committee approved the introduction of a new performance feature in order to further align the long-term incentive compensation of the Executive Officers with the performance of the Corporation’s common shares compared to a reference group composed of competitor companies, and to further enhance retention. The Executive Performance Share Unit Plan (the “EPSU Plan”) provides that Performance Share Units (“PSUs”) may be granted by the H. R. Committee to members of the Management Committee, executives and other key employees of the Corporation or any of its affiliates upon recommendation of the CEO. Each PSU, subject to the vesting conditions (including certain conditions relating to the relative performance of the Corporation’s Common Shares) set out in each grant being fulfilled, gives a participant the right to receive one Common Share of the Corporation or, at the participant’s option, the cash equivalent at the time of vesting. In the event a participant elects to receive Common Shares, the Corporation will make arrangements for delivery of such shares through purchases on the open market.
Other Compensation Components
     Each of the Corporation’s Executive Officers is entitled to receive additional compensation in the form of payments, allocations, or accruals under various compensation and benefit plans, such as improved medical, life insurance and retirement benefits. The H.R. Committee believes that each of these plans or programs is an integral part of the overall executive compensation program and that, based on advice from independent consultants, they ensure that the Executive Officers of the Corporation receive competitive compensation.
CEO Compensation
     Mr. Royer’s annual base salary is $975,000. At his request, it has not been increased since September 1, 2003. Pursuant to the Short-Term Incentive Plan, the achievement of the key performance indicators established by the Board of Directors entitled Mr. Royer to an incentive payment with respect to 2005 of $253,500. Mr. Royer declined to receive this payment.
     Pursuant to the Stock Plan, in February 2005, Mr. Royer was granted Options to purchase 75,000 Common Shares of the Corporation at the market price of $11.44 per share. The Options were granted for a period of six (6) years and will expire on February 23, 2011 (the “Expiry Date”), subject to the terms and conditions of the Stock Plan. The Option will vest in four increments of 25% on each anniversary date of the grant (each an “Annual Portion”). When vested, the relevant Annual Portion will be available for exercise provided the price of the Corporation’s common shares on the exercise date has increased by at least 20% over the grant price. Upon exercise, 60% of the difference between the fair market value of the Corporation’s common shares at the time of exercise and the grant price must be converted into common shares of the Corporation, which must be held by the participant for at least twelve (12) months after the date of exercise. Any Annual Portion that has not been exercised on or before the Expiry Date of the Options will automatically lapse on such Expiry Date. The first Annual Portion of this grant did not vest. In addition, pursuant to the rights feature of the Stock Plan, Mr. Royer received 6,225 bonus shares on February 7, 2005 at a market value of $11.83 per share.
     In February 2004, Mr. Royer was also granted 65,750 performance share units in accordance with the EPSU Plan; under the grant conditions established by the H.R. Committee, vesting will take place in three increments of one third each every December 31st of 2004, 2005 and 2006, provided that Domtar’s return on shareholders’ equity (ROE) equals or exceeds the average ROE of the competitor companies in the reference group during the year (PSU-1). The 2004 and 2005 increments did not vest as the parameters were not attained. Mr. Royer was also granted in February 2004, 150,000 performance share units in accordance with the EPSU Plan the vesting of which, as established by the H.R. Committee, will take place in its entirety on December 31, 2006, provided that Domtar’s ROE equals or exceeds the average ROE of the competitor companies in the reference group during this period (PSU-2).

     In 2005, Mr. Royer was granted 26,000 restricted shares under the Restricted Stock Plan.
     Mr. Royer also receives enhanced group insurance, and pension benefits.
     Submitted on behalf of the H.R. Committee: Brian M. Levitt, Chair; Paul-Henri Couture, Claude R. Lamoureux, Gilles Ouimet, Louise Roy and Gene R. Tyndall.
     The above-named individuals served as members of the H.R. Committee during all of the last completed financial year ended December 31, 2005, except for Messrs. Claude R. Lamoureux, Gilles Ouimet and Gene R. Tyndall who were appointed on April 28, 2005.
EXECUTIVE COMPENSATION
Summary Compensation Table
     The Summary Compensation Table shows compensation information for each of the Executive Officers named therein (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial years ended December 31, 2005, 2004 and 2003.

Name and Principal Position	Year	Annual Compensation(1)			Long-Term Compensation
				Bonus
		Salary		($)
		($)		(2)	Awards
							Performance Share	Performance Share	Restricted
					Securities	Deferred Share	Units-1	Units-2	Shares
					Under Options/	Units (#)	(#)	(#)	(#)
					SARs Granted (#)	(3)	(4)	(4)	(5)
Raymond Royer	2005	975,000		—	75,000	866	1,641	3,745	26,000
President and	2004	975,000		—	170,000	514	66,481	151,669	—
Chief Executive Officer	2003	880,000		—	115,000	1,730	—	—	—
Richard Garneau(6)	2005	358,000		88,789	24,000	8	253	999	30,000
Executive Vice-President -	2004	316,667		—	47,000	4	10,228	40,445	—
Operations	2003	295,833		—	38,500	300	—	—	—
Roger H. Brear	2005	US 343,423		US 89,962	24,000	63	391	1,248	30,000
Senior Vice-President -	2004	US 368,910	(7)	—	60,000	37	15,854	50,556	—
Paper Manufacturing	2003	US 305,000		—	52,000	488	—	—	—
Steven A. Barker	2005	US 320,000		US 85,247	24,000	—	—	999	30,000
Senior Vice-President — Pulp	2004	US 288,692		—	47,000	—	—	40,445	—
& Paper Sales and Marketing	2003	US 247,115		—	16,000	—	—	—	—
Daniel Buron	2005	302,673		68,640	24,000	—	—	746	30,000
Senior Vice-President and	2004	216,777		—	16,000	—	—	30,220	—
Chief Financial Officer	2003	189,625		—	16,000	—	—	—	—

(1)	Perquisites and personal benefits did not exceed the lesser of $50,000 and 10% of the annual salary and bonus for any of the Named Executive Officers.

(2)	Bonuses are generally paid in cash in the year following the financial year in which they were earned (see page 9). For 2005, the Short-Term Incentive Plan payout was based only on the portion related to the individual and group key performance indicators established by the HR Committee and the Board.

(3)	See Long-Term Incentive Compensation on page 12 for a description of the Executive Deferred Share Unit Plan. No DSUs have been granted in 2004 and 2005, and the Plan was eliminated in 2005. Figures for 2004 and 2005 indicate only dividends accrued on the previous grants.

(4)	See Long-Term Incentive Compensation on page 13 for a description of the Executive Performance Share Unit Plan. These amounts also include reinvested dividends. PSUs-1 vest according to the following schedule: 1/3 on December 31, 2004, 1/3 on December 31, 2005 and 1/3 on December 31, 2006, provided that Domtar’s return on shareholders’ equity (ROE) equals or exceeds the average ROE of the competitor companies in the reference group during each year. The 2004 and 2005 increments did not vest as the parameters were not attained. PSUs-2 will vest entirely on December 31, 2006, provided that Domtar’s ROE equals or exceeds the average ROE of the competitor companies in the reference group during that period. No PSUs were granted in 2005. Figures for 2005 indicate only dividends accrued on the 2004 grant.

(5)	See Long-Term Incentive Compensation on page 12 for a description of the Restricted Stock Plan.

(6)	Mr. Garneau was appointed Executive Vice-President, Operations, effective October 27, 2005 and his base salary was established at $462,000. Effective January 1, 2006, Mr. Garneau’s base salary was established at $492,000.

(7)	Mr. Brear’s salary included a relocation allowance of US$25,833.33.

     The table below shows information regarding grants of Options and Rights made to the Named Executive Officers under the Stock Plan during the financial year ended December 31, 2005.
Options Grants During the Most Recently Completed Financial Year

				Market Value
				of Securities
	Securities	% of Total		Underlying
	Under	Options	Exercise	Options
	Options	Granted to	or	on the
	Granted	Employees in	Base Price	Date of Grant	Expiration
Name	(#)	Financial Year	($ / Security)	($ / Security)	Date
Raymond Royer	75,000	15.14%	11.44	11.44	February 23, 2011
Richard Garneau	24,000	4.84%	11.44	11.44	February 23, 2011
Roger H. Brear	24,000	4.84%	11.44	11.44	February 23, 2011
Steven A. Barker	24,000	4.84%	11.44	11.44	February 23, 2011
Daniel Buron	24,000	4.84%	11.44	11.44	February 23, 2011
     The following table summarizes for each of the Named Executive Officers the number of Options exercised during the financial year ended December 31, 2005, the aggregate value realized upon exercise, and the total number of unexercised Options held at December 31, 2005. Options covering 21,847 Common Shares were exercised during 2005. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the Options. Value of unexercised-in-the-money Options at financial year-end is the difference between its exercise or base price and the fair market value of the underlying stock which was $6.71 per share on December 31, 2005. These values, unlike the amounts set forth in the column Aggregate Value Realized, have not been, and may not be, realized. The underlying Options have not been and may not be exercised; and actual gains, if any, on exercise will depend on the value of the Corporation’s Common Shares on the date of exercise. There can be no assurance that these values will be realized.
Aggregated Option/SAR Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

Value of Unexercised
	Securities		Unexercised	in-the-Money
	Acquired		Options and SARs	Options and SARs
	On	Aggregate	at FY-End	at FY-End
	Exercise	Value	(#)	($)
	(#)	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
Name	(1)	($)
			670,031 / 283,750	nil / nil
Raymond Royer(2)	nil	nil	(nil / nil)(3)	(nil / nil)(3)
			18,750 / 91,250	nil / nil
Richard Garneau	nil	nil	(nil / nil)(3)	(nil / nil)(3)
			118,250 / 117,750	nil / nil
Roger H. Brear(2)	nil	nil	(nil / nil)(3)	(nil / nil)(3)
			30,750 / 74,000	nil / nil
Steven A. Barker(2)	nil	nil	(nil / nil)(3)	(nil / nil)(3)
			15,875 / 51,000	nil / nil
Daniel Buron(2)	nil	nil	(nil / nil)(3)	(nil / nil)(3)

(1)	Securities acquired during 2005 upon the exercise of Options.

(2)	Messrs. Royer, Brear, Barker and Buron received respectively 6,225, 2,925, 1,000 and 1,000 bonus shares on February 7, 2005, pursuant to the Stock Plan. The bonus shares issued on such date had a market value of $11.83.

(3)	The amounts shown in parentheses represent SARs granted under the Stock Plan. No SARs have been granted since 1991. See Executive Stock Option and Share Purchase Plan.
     The following table shows, as at December 31, 2005, compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. Information has been aggregated either by equity compensation plans requiring the issuance of Common Shares previously approved by shareholders or by equity compensation plans requiring the issuance of Common Shares not previously approved by shareholders, of which there are none to report. The numbers shown under “Equity compensation plans approved by security holders” relate to the Stock Plan. Please refer to the description of the Stock Plan in page 9 of this Circular.

(C)
Number of
securities
	(A)		remaining available
	Number of		for future issuance
	securities to be	(B)	under equity
	issued upon	Weighted average	(compensation plans
	exercise of	exercise price of	(excluding securities
	outstanding options	outstanding options	reflected in column (A)
Plan category	(Common Shares)	($)	(Common Shares)
Equity compensation plans approved by security holders	4,833,126	14.38	4,887,864
Equity compensation plans not approved by security holders	n.a.	n.a.	n.a.
RETIREMENT BENEFITS
     To encourage designated and other Executive Officers to remain in the Corporation’s service, the Corporation provides certain benefits through basic pension and supplemental pension benefit plans.
a) Basic Pension Benefits — Canadian plan
     The table below shows the estimated annual benefits payable to participants under the Domtar Pension Plan for Non-Negotiated Employees (the “Domtar Pension Plan”) upon normal retirement.

Remuneration	Years of Service(1)
($)	15	20	25	30	35
100,000	26,920	35,890	44,860	53,840	62,810
200,000	30,000	40,000	50,000	60,000	70,000
300,000	30,000	40,000	50,000	60,000	70,000
400,000	30,000	40,000	50,000	60,000	70,000
500,000	30,000	40,000	50,000	60,000	70,000
600,000	30,000	40,000	50,000	60,000	70,000
700,000	30,000	40,000	50,000	60,000	70,000
800,000	30,000	40,000	50,000	60,000	70,000

(1)	The maximum annual pension allowed was $2,000 for each year of service in 2005. This maximum annuity was increased to $2,111 in 2006.
     The Domtar Pension Plan is registered with the Canadian federal and provincial authorities. It has two options, a defined benefit option and a defined contribution option.
     Participation in the Domtar Pension Plan is mandatory for all employees hired since January 1, 1998. Employees may only join the defined contribution option. Participation is mandatory no later than the first day of January following completion of two years of continuous service with the Corporation.

     Under the defined benefit option, the Domtar Pension Plan is funded by the Corporation and by employee contributions. It provides for normal retirement benefits beginning at age 65, while permitting early retirement with reduced benefits. Since January 1, 2000, the annual benefits payable are equal to 1.5% (1.3% for the contributing years before January 1, 2000) of the average of the Yearly Maximum Pensionable Earnings (“YMPE”) during the five years preceding the employee’s termination of employment, plus 2% of the employee’s best average earnings during any consecutive 60 months in the last 120-month period prior to his termination of employment divided by five, in excess of the average of the YMPE, multiplied by his years of contributory service. Employees with at least 15 years of continuous employment and retiring after attainment of age 55 but prior to age 65 will also be eligible for a bridging supplement based upon the employee’s number of years of continuous service with the Corporation (maximum of 30 years).

     Under the defined contribution option, the Domtar Pension Plan is funded by the Corporation and by employee contributions. Since September 1, 2000, the level of contributions varies from 1.5% to 6.5% of the pensionable earnings depending upon the employee’s age and years of continuous service. The pensionable earnings on which the employee may contribute each year are limited to $100,000. The Corporation matches the employees’ contributions at 100%.

b)     Basic Pension Benefits — U.S. plans

     The Domtar US Salaried Pension Plan is entirely funded by the Corporation. Participation in the plan is mandatory upon completion of one year of service. Each year, a percentage of the employee’s pensionable earnings is credited to his account. This percentage is based on the employee’s age as of January 1st of the calendar year during which the allocation is made to his account. In addition, the employee’s account is credited with an annual interest equal to the annual rate of interest on 30-year Treasury Constant Maturities published by the Federal Reserve Board. Benefits under the Pension Plan are fully vested in the employee after three years of service.

     Salaried employees may also enroll if they wish in the Domtar US Salaried 401(k) Plan after three months of service and if they do so, Company contributions will commence after one year of service. The plan allows employees to contribute from 1% to 60% of their earnings on a pre-tax basis, subject to the limits of the federal legislation. The Company matches 100% of the first 3% of pay and 50% of pay between 3% and 8%. Company contributions are fully vested in the employee after three years of service .

c)     Supplemental Pension Benefits

     The Corporation also has a supplemental pension benefit program for members of the Management Committee.

     Under this program, members in Canada will receive benefits payable out of the general funds of the Corporation. The annual benefits payable are equal to 2% of the best average earnings for each year of contributory service up to ten years plus, if the number of years of contributory service exceeds 10, 10% and, for each year of contributory service in excess of 10 years, 21/2% of the best average earnings, with a maximum of 60%, less any amounts payable under the Domtar Pension Plan.

     Under this program, benefits are funded for the members of the Management Committee in the event of a change of control in which case there will be immediate funding, or if they continue to occupy their position until normal retirement age (currently age 65) in which case funding will be made over a period of five years starting at age 60.

     Under this program, members in the United States will receive a pension benefit payable from the general funds of the Corporation. Normal annual pension benefits could correspond to 50% of their average annual earnings during the 48 months prior to their retirement, less any benefit payable under the Corporation’s pension plan and any benefit attributable to the Corporation’s contributions under the 401(k) plan.

d)     Total Estimated Pension Benefits

     The Corporation has entered into a retirement agreement with Mr. Royer providing for supplemental pension benefits, which, with those provided by the Domtar Pension Plan, will provide him with an annual pension calculated as provided in the supplemental pension benefit program mentioned above except that each year of credited service will count for two years of credited service. The annual estimated amount payable as at December 31, 2005 to Mr. Royer under the terms of his agreement would be $735,920. This amount is inclusive of the Domtar Pension Plan amount.

     The annual estimated amounts at age 65 payable as at December 31, 2005 under the pension benefit programs would be: $126,330 for Mr. Garneau, US$250,130 for Mr. Brear, US$232,000 for Mr. Barker and $259,170 for Mr. Buron. For purposes of determining the benefit payable under the Domtar Pension Plans, base salary and bonuses are used (see Summary Compensation Table on page 14).

     The years of service determined under the provisions of the Pension Plans as at December 31, 2005 are: for Messrs. Royer, 9 years and 4 months (18 years and 8 months for the purposes of the supplemental pension benefit program); Garneau, 3 years and 3 months, Brear, 4 years and 4 months, Barker, 5 years and 6 months and Buron, 5 years and 7 months.

Employment Agreements

     Since September 3, 1996, the Corporation has retained the services of Mr. Royer as President and Chief Executive Officer for an indefinite term. Upon termination at any time of Mr. Royer’s employment for reasons other than cause, resignation, death, long-term disability, his 65th birthday, or upon a substantial change in his responsibilities or compensation, he will be entitled to receive an amount equal to two times the sum of his annual base salary and target annual bonus plus one month of his base salary and one-twelfth of his target annual bonus for each year of service with the Corporation, up to a maximum of two-and-a-half times the sum of his annual base salary and target annual bonus. In December 2002, the Board of Directors approved an extension of Mr. Royer’s employment agreement until the end of 2006, i.e. beyond his 65th birthday. At the request of the Board, Mr. Royer has agreed to serve beyond that date. The financial terms of Mr. Royer’s employment agreement are set out above under “CEO Compensation”, page 13 and “Summary Compensation Table”, page 14.

     The Corporation has a policy pursuant to which the executive officers of the Corporation (see above under Report on Executive Compensation) will be compensated in the event of termination of their employment for reasons other than cause, resignation, death, or uninterrupted continuous employment with a successor corporation. Pursuant to this policy, each of Messrs. Barker, Brear, Buron and Garneau would be entitled to receive an amount equal to two times the amount of their annual base salary.

INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS

     The aggregate outstanding indebtedness to the Corporation or its subsidiaries as at December 31, 2005 of all present and former Directors, officers and employees entered into in connection with purchases of securities of the Corporation, excluding routine indebtedness (as defined under applicable Canadian securities laws), was $11,878,991. As at February 28, 2006, there was no other outstanding indebtedness to the Corporation or its subsidiaries of all present and former Directors, officers and employees. The following table gives the details of the loans granted to the persons who, during the year ended December 31, 2005, were Directors or Executive Officers of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
UNDER SECURITIES PURCHASE PROGRAMS

				Financially
			Amount	Assisted
		Largest Amount	Outstanding	Securities
	Involvement	Outstanding	as at	Purchases	Security for
	of Issuer	During Year Ended	December 31,	During Year Ended	Indebtedness
	or	December 31, 2005	2005	December 31, 2005	(#)
Name and Principal Position	Subsidiary	($)	($)	(#) (1)	(2)
Roger H. Brear Senior Vice-President - Paper Manufacturing	Lender	173,979	173,979	nil	11,700
Steven A. Barker Senior Vice-President - Pulp and Paper Sales and Marketing	Lender	116,920	116,920	nil	8,000
Daniel Buron Senior Vice-President and Chief Financial Officer	Lender	172,828	172,828	nil	12,000

(1)	Effective in 2003, no financial assistance is available to the Executive Officers for the purchase of the Corporation’s securities.

(2)	Common Shares of the Corporation pledged as security.

PERFORMANCE GRAPH

     The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Corporation’s Common Shares compared with the cumulative total return of the S&P/TSX Composite, the TSX Paper and Forest and the S&P/TSX Materials Indices.

     The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percent, can be calculated from the year-end investment values shown in the graph below.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 invested on December 31, 2000

APPOINTMENT OF AUDITORS

     Pursuant to the recommendation of the Directors of the Corporation, except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the enclosed form of proxy intend to vote for the re-appointment of PricewaterhouseCoopers LLP, who have served as auditors of the Corporation since 1952, and became the Corporation’s sole auditors on May 1, 2003, as auditors of the Corporation until the next annual meeting of shareholders.

AUDIT AND NON-AUDIT SERVICES FEES

     The Audit Committee of the Board of Directors of the Corporation adopted in April 2003 the Audit and Non-Audit Services Pre-Approval Policy that may be found on our web site at www.domtar.com.

     Fees paid to PricewaterhouseCoopers LLP for the years ended December 31, 2005 and 2004 are detailed below:

(in thousands of Canadian dollars)	Years ended December 31,
	2005	2004
Audit Fees	1,640	1,178
Audit Related Fees	177	341
Income Tax Return Services Fees	0	32
All Other Fees	84	56

Total	1,901	1,607

AUDIT COMMITTEE INFORMATION

     Pursuant to Multilateral Instrument 52-110, and Form 52-110F1, disclosure on the Audit Committee Information may be found in the Corporation’s Annual Information Form dated March 27, 2006.

SHAREHOLDER PROPOSALS

     The outside date for submission of proposals by shareholders to the Corporation for inclusion in next year’s Management Proxy Circular in connection with next year’s Annual Meeting of the Holders of Common Shares will be January 4, 2007.

ADDITIONAL INFORMATION

     Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year.

APPROVAL BY DIRECTORS

     The Directors of the Corporation have approved the contents and the sending of this Management Proxy Circular.

DATED at Montreal, Quebec March 27, 2006	/ s / Razvan L. Theodoru RAZVAN L. THEODORU Corporate Secretary

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
     In January 2004, the Canadian Securities Administrators (the “CSAs”) adopted Multilateral Instrument 52-110 — Audit Committees. Certain amendments to such instrument were subsequently adopted and have been effective since June 30, 2005 (such instrument, as amended, the “CSA Audit Committee Rules”). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Corporation complies with these rules and appropriate disclosure is made, where applicable, in connection therewith in the following table.
     The CSAs also adopted, effective on June 30, 2005, Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices (the “CSA Disclosure Instrument”) and National Policy 58-201 — Effective Corporate Governance (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices to Canadian issuers, while the CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The disclosure made hereunder refers to the items of the CSA Disclosure Instrument as well as to the CSA Governance Policy, where appropriate. The Corporation believes that its corporate governance practices meet the requirements of the CSA Disclosure Instrument and the CSA Governance Policy, as reflected in the disclosure made hereunder.
     The Board has also been reviewing its corporate governance practices in response to the United States Sarbanes-Oxley Act of 2002 (“SOX”), the Corporate Governance Standards adopted by the New York Stock Exchange and the United States Securities and Exchange Commission (“SEC”) in November 2003, as amended in November 2004 (“NYSE Rules”). The Board has concluded that there are no significant differences between the corporate governance practices followed by Domtar and the NYSE rules applicable to U.S. domestic companies. In addition, the Board has adopted a Charter of the Board of Directors that incorporates, among other things, the categorical standards to be utilized by the Board to determine the independence of each of its members. A director who qualifies as independent under these standards is both “independent” within the meaning of the CSA Disclosure Instrument and the NYSE Rules. The Board Charter may be found on our Internet site at www.domtar.com/en/governance/.
     The Corporation’s 2005 Annual Information Form, which will be available on or before March 31, 2006 and which may be obtained on request from the Corporate Secretary of the Corporation or at www.sedar.com or www.sec.gov, will also contain information pertaining to corporate governance.
     The Corporation periodically reviews its corporate governance practices in order to respond to the evolution of best practices.

Corporate Governance Practices
CSA Guidelines			at the Corporation

1.	Board of Directors

	(a)	Disclose the identity of directors who are independent.	The Corporation complies. Of the current thirteen (13) members of the board of directors of the Corporation (the “Board” or the “Board of Directors”), twelve (12) directors are independent within the meaning of the CSA Disclosure Instrument. They are Brian M. Levitt, Jack C. Bingleman, Raymond Chrétien, Paul-Henri Couture, Louis P. Gignac, Claude R. Lamoureux, Jacques Laurent, Gilles Ouimet, Louise Roy, Robert J. Steacy, Gene R. Tyndall, and Edward J. Waters.

Corporate Governance Practices
CSA Guidelines			at the Corporation

	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Corporation complies. One (1) of the directors, Mr. Raymond Royer, is an officer (President and Chief Executive Officer) of the Corporation and therefore does not qualify as “independent” within the meaning of the CSA Disclosure Instrument.

	(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board does to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Corporation complies. Twelve (12) of our thirteen (13) current directors are independent and 12 of the 13 director nominees are independent.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The Corporation complies. The directorships of all current directors and director nominees are described on pages 4 and 5 of this Circular.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The Corporation complies. At all meetings of the Board and committees of the Board, the independent directors have the opportunity to meet without any representatives of management being present. During 2005, the Board and Board committees held, in the aggregate, thirty-two (32) such in camera sessions without any representatives of management being present.
The members of the Audit Committee, who are also independent, also meet without management being present. Six (6) such meetings were held during the Corporation’s most recently completed financial year.

	(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Corporation complies. Brian M. Levitt is the Chair of the Board of the Corporation and has held the position of Chair of the Board since April 2004. Mr. Levitt is “independent” within the meaning of the CSA Disclosure Instrument. The Chair of the Board is responsible for presiding over the meetings of the Board, overseeing the Board in carrying out its responsibilities, ensuring that management protects and upholds the rights and interests of the shareholders of the Corporation and studying, with the Board, all matters that influence the manner in which the Corporation exercises its activities and makes its decisions.

	(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The Corporation complies. The record of attendance of directors at Board and committee meetings is set forth in the Section entitled “Board of Directors Meetings Held and Attendance of Directors” of this Circular.

2.	Board Mandate — Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.		The Corporation complies. The Board has adopted a formal Board mandate, which is attached hereto as Schedule B.

Corporate Governance Practices
CSA Guidelines		at the Corporation

3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Corporation complies. The Board has adopted a formal position description for the Chair of the Board. The position description states that the Chair of the Board is responsible for managing the Board, ensuring that the Board carries out its mandate effectively and works as a cohesive group. The position description also provides that the Chair of the Board acts as a liaison between the members of the Board and between the Board and management, which involves working with the President and Chief Executive Officer to ensure that management complies with the financial and operational objectives approved by the Board.
While there is no formal position description for Board committee chairs, the Board ensures that each committee chair manages his respective committee and ensures that the committee carries out its mandate effectively and works as a cohesive group. Like the Chair of the Board, each committee chair must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the business of their committee. The Board intends to adopt formal chair position descriptions in 2006.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Corporation complies. The Board has adopted a formal position description for the President and Chief Executive Officer. The President and Chief Executive Officer’s responsibilities include preparing and recommending to the Board a vision for Domtar and the long-term strategies that will add value for the shareholders. The President and Chief Executive Officer is also responsible for developing a corporate culture that promotes integrity and ethical behavior, recommending to the Board the annual budgets that support the Corporation’s long-term strategies and reporting to the Board on matters that relate to the execution of the financial and operational objectives approved by the Board.
The Human Resources Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer, evaluating the performance of the President and Chief Executive Officer in light of those goals and objectives, reporting the results of such evaluation to the Board and recommending the President and Chief Executive Officer’s compensation level to the Board based on this evaluation.

Corporate Governance Practices
CSA Guidelines		at the Corporation

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding
(i)       the role of the board, its committees and
          its directors, and
(ii)      the nature and operation of the
issuer’s business.	The Corporation complies. The Nominating and Corporate Governance Committee is responsible for monitoring the Corporation’s orientation program for new directors.
The Corporation provides new directors with an orientation and education program that focuses on its main strategic thrusts, operating strengths and challenges, financial information, human resources, environmental matters, sustainable growth and the corporate governance system, including the roles, responsibilities and and operation of the liabilities of directors. Mill visits are also organized for new directors. The Corporation provides new directors with an orientation and education program that focuses on its main strategic thrusts, operating strengths and challenges, financial information, human resources, environmental matters, sustainable growth and the corporate governance system, including the roles, responsibilities and and operation of the liabilities of directors. Mill visits are also organized for new directors.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Corporation complies. The Nominating and Corporate Governance Committee is responsible for monitoring the Corporation’s continuing education program for directors.
The Corporation provides directors with a continuing education program that focuses on its main strategic thrusts, operating strengths and challenges, financial information, human resources, environmental matters, sustainable growth and the corporate governance system, including the roles, responsibilities and liabilities of directors. Presentations on the Corporation’s operations are made by management at each Board meeting. Board meetings are held at mill sites and visits are organized for directors.

Corporate Governance Practices
CSA Guidelines				at the Corporation

5.	Ethical Business Conduct

	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:		The Corporation complies.

		(i)	disclose how a person or company may obtain a copy of the code;	The Corporation adopted a Code of Ethics in 2000 which is available on the Corporation’s Internet site at www.domtar.com/en/governance/ethics/477.asp.

		(ii)	describe how the board monitors to compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board, through its Audit Committee, has the responsibility periodically review the Code of Ethics and monitors adherence thereto by Management.

		(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change report has been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the code during the Corporation’s most recently completed financial year.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Corporation complies. In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his or her interest and abstain from voting on the matter. In practice, the board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the board would request such director not to participate in any such discussion or decision.
The Board has adopted a Conflict of Interest Policy that has been integrated in the Code of Ethics which defines conflict of interest situations and establishes the procedure that must be followed by a director, an executive officer or an employee that finds himself in a conflict of interest situation. The Code of Ethics is available on the Corporation’s Internet site at www.domtar.com/en/governance/ethics/477.asp.

Corporate Governance Practices
CSA Guidelines			at the Corporation

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Corporation complies. The Board has adopted various corporate policies, including a Conflict of Interest Policy as well as a Whistleblower Protection Policy, each integrated in the Code of Ethics, whereby employees, customers, suppliers, shareholders and other stakeholders, may, anonymously and confidentially, report wrongdoings in connection with accounting, internal accounting controls, auditing matters, potential or actual violations of the law, and generally matters related to the Corporation’s Code of Ethics. The Corporation also organizes ethics training sessions on an ongoing basis.

6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.	The Corporation complies. The Nominating and Corporate Governance Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and for periodically reviewing the criteria adopted by the Board. It is also responsible for recommending to the Board candidates the committee believes are qualified and suitable to become members of the Board consistent with criteria for selection of new directors adopted from time to time by the Board and established by the Board Charter.
The Nominating and Corporate Governance Committee’s complete mandate can be found on the Corporation’s Internet site at www.domtar.com/en/governance/.

	(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	The Corporation complies. The Nominating and Corporate Governance Committee is currently composed of three (3) directors, all of whom are “independent” within the meaning of the CSA Disclosure Instrument.

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Corporation complies. The Nominating and Corporate Governance Committee has the responsibility to recommend to the Board appropriate criteria for the selection of new directors, to periodically review the criteria adopted by the Board, to recommend candidates for the Board and its committees and to review and evaluate the performance and contribution of all directors.

Corporate Governance Practices
CSA Guidelines			at the Corporation

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Corporation complies. The Nominating and Corporate Governance Committee has the responsibility to periodically review the compensation of directors. In making recommendations to the Board for appropriate adjustments, the Committee considers the time commitment, risks and responsibilities of directors, as well as comparative data derived from surveys of board compensation at other companies prepared by an independent outside consultant, who reports to the Nominating and Corporate Governance Committee.
The Corporation’s executive compensation program is the responsibility of the Human Resources Committee. As part of its mandate, the Human Resources Committee recommends the Corporation’s compensation policy to the Board for approval. The Committee also approves the hiring and the compensation levels for all members of the Management Committee and reports its decisions to the Board.
Additional information on the process for the determination of executive compensation is included in the “Report on Executive Compensation” at pages 8 to 14 of this Circular.

	(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Corporation complies. All members of the Nominating and Corporate Governance Committee are “independent” within the meaning of the CSA Disclosure Instrument.

Corporate Governance Practices
CSA Guidelines		at the Corporation

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Corporation complies. The Nominating and Corporate Governance Committee is responsible for periodically reviewing and evaluating the performance and contribution of all directors and the effectiveness of the Board as a whole; and, annually reviewing the compensation of the directors in their capacity as directors and make recommendations to the Board of Directors.
The Corporation’s executive compensation program is the responsibility of the Human Resources Committee. The Human Resources Committee is responsible for reviewing the human resources policies of the Corporation, reviewing and approving corporate goals and objectives relevant to the compensation of the Corporation’s President and Chief Executive Officer, overseeing the Corporation’s regulatory compliance with respect to compensation matters, and approving the engagement, termination, promotion and compensation of the members of the Management Committee.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	During fiscal year 2005, the Human Resources Committee retained the services of Towers Perrin to provide advice on the competitiveness and appropriateness of compensation programs for the President and Chief Executive Officer and senior executive officers. Towers Perrin did not provide any other services to the Corporation during that period.

Corporate Governance Practices
CSA Guidelines	at the Corporation

8.	Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Corporation complies. In addition to the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources Committee, the Board has also established an Environment and Health & Safety Committee and a Pension Committee.
The mandate of the Environment and Health and Safety Committee includes the review of policy, management plans, programs, practices and performance of the Corporation in light of applicable environment and health and safety legislative requirements, the assessment of the performance of the Corporation in these areas, and making recommendations to the Board with respect to the foregoing.
The mandate of the Pension Committee includes the approval of the investment policy of the Corporation’s pension funds and the benchmarks used to measure the performance of the pension funds, the recommendation annually to the Board, for its approval, of the funding policy for the pension funds and the approval of the hiring of the external portfolio managers and their objectives, and the evaluation of the performance of the external and internal portfolio managers.
The mandates of each of these committees can found on the Corporation’s Internet site at www.domtar.com/en/governance/. The record of attendance of directors at committee meetings is set forth in the Section entitled “Board of Directors Meetings and Attendance of Directors” of this Circular.

9.	Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Corporation complies. The Board has an informal process for assessing its effectiveness, and that of its committees. The Chair of the Board bears this responsibility along with the Nominating and Corporate Governance Committee.
The Nominating and Corporate Governance Committee has the responsibility to undertake and review with the Board an annual performance evaluation of the Board and of the committees, which compares the performance of each committee with the requirements of its respective duties and responsibilities, and establishes the goals and objectives of each committee for the upcoming year.

Corporate Governance Practices
CSA Guidelines	at the Corporation

The CSA Audit Committee Rules state that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	The Corporation complies. The Audit Committee is composed of five (5) directors, namely Louis P. Gignac (Chair), Jack C. Bingleman, Jacques Laurent, Robert J. Steacy and Edward J. Waters.
The Board has determined that all members of the Audit Committee are “independent” within the meaning of the term in the CSA Audit Committee Rules.

The CSA Audit Committee Rules state that each audit committee member must be financially literate.	The Corporation complies. All five (5) members of the Audit Committee are “financially literate” within the meaning of such definition and two (2) members of the committee (Louis P. Gignac and Robert J. Steacy) meet all the criteria to be designated as “audit committee financial experts” as that term is used in Item 401(h) of Regulation S-K of the SEC.
In determining whether or not a director is “financially literate”, the board considers if the director has “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements”.
In determining if a director is an “audit committee financial expert”, the board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

Corporate Governance Practices
CSA Guidelines	at the Corporation

The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.	The Corporation complies. The charter of the Audit Committee explicitly describes the role and oversight responsibilities of the Audit Committee and can be found on the Corporation’s Internet site at www.domtar.com/en/governance/.

The CSA Audit Committee Rules state that the audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	The Corporation complies. The charter of the Audit Committee states that the Audit Committee is responsible for (a) appointing, terminating and compensating, subject to the Board’s ratification and shareholders’ approval, the external auditor, and (b) approving any compensation payable by the Corporation for any approved audit or non-audit services to the external auditor, including the fees, and the terms and conditions for the performance of such services. The Audit Committee also evaluates the external auditor’s qualifications, performance and independence.

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	The Corporation complies. The charter of the Audit Committee states that the Audit Committee is responsible for (a) evaluating, and overseeing the work of the external auditor of the Corporation for the purpose of preparing or issuing an audit report or related work, and the external auditor must report directly to the Audit Committee; and (b) resolving disagreements between Management and the external auditor regarding financial reporting.
At least once annually, the Audit Committee obtains a written report by the external auditor describing, to the extent permitted under applicable auditing standards (a) the external auditor’s internal quality-control procedures; and (b) all relationships between the external auditor and the Corporation.

The CSA Audit Committee Rules state that the audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	The Corporation complies. The charter of the Audit Committee states that the Audit Committee is responsible for approving, in advance of the provision thereof, all audit services and, subject to Section 10A(1) of the Exchange Act (U.S.) and rules promulgated thereunder, all non-audit services to be provided to the Corporation by the external auditor. The Committee may delegate such authority to one or more members of the Committee.

Corporate Governance Practices
CSA Guidelines	at the Corporation

The CSA Audit Committee Rules state that the audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	The Corporation complies. The charter of the Audit Committee provides that the Audit Committee is responsible for reviewing the annual and quarterly financial statements of the Corporation and accompanying information including the Corporation’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution as well as the results of the external auditor’s reviews of the quarterly financial statements. The Audit Committee must also review with management and the external auditors the financial information contained in documents required to be disclosed or filed by the Corporation before their disclosure or filing with regulatory authorities in Canada or the United States of America.

The CSA Audit Committee Rules state that the audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	The Corporation complies. The charter of the Audit Committee provides that the Committee must establish and maintain procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. As part of these procedures, the Corporation has a Whistleblower Protection Policy, integrated in the Code of Ethics, whereby employees, customers, suppliers, shareholders and other stakeholders, may, anonymously and confidentially, report wrongdoings in connection with accounting, internal accounting controls, auditing matters, potential or actual violations of the law, and generally matters related to the Corporation’s Code of Ethics.

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	The Corporation complies. The charter of the Audit Committee provides that the Audit Committee is responsible for establishing policies for the Corporation’s hiring of employees or former employees of the Corporation’s external auditor.

Corporate Governance Practices
CSA Guidelines	at the Corporation

The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	The Corporation complies. The charter of the Audit Committee states that the Audit Committee may, without further approval of the Board, obtain such advice and assistance, including without limitation, the performance of special audits, reviews and other procedures, from outside accounting, legal or other advisors as the Audit Committee determines to be necessary or advisable in connection with the discharge of its duties and responsibilities. The Corporation shall pay to the external counsel or other advisors usual and customary expenses and charges, as shall be determined by the Audit Committee. According to the Audit Committee’s charter, it must meet separately, at least once every fiscal quarter, with Management, with the Corporation’s internal auditor and with the external auditor.
* * * * * * * *

SCHEDULE B
CHARTER OF THE BOARD OF DIRECTORS
I.	STEWARDSHIP MISSION OF THE BOARD

The Board of Directors of Domtar Inc. (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation.

The primary stewardship responsibility of the Board is to ensure that Management conducts the business and affairs of the Corporation with the main objectives to increase shareholder value, while taking into account the interests of customers, employees and other stakeholders, to continuously improve Domtar’s performance, quality and diversity of its products and services, and to ensure its continuous growth and development.
II.	DUTIES AND RESPONSIBILITIES OF THE BOARD

According to the Canada Business Corporations Act, the Corporation’s governing statute, the Board of Directors has plenary power. The Board is governed by the By-laws of the Corporation approved by the shareholders and by the Administrative Resolutions adopted by the Board.

In addition to its statutory responsibilities, the Board has the following duties and responsibilities:
1.	Satisfy itself as to the integrity of the CEO and senior management, and that such senior officers create a culture of integrity throughout the organization.

2.	Adopt a strategic planning process, and review and approve the Corporation’s strategic plan that takes into account, among other things, the opportunities and risks of the business, market and product global trends, and growth potential.

3.	Identify the principal risks of the Corporation’s businesses, including fraud risks and ensure the implementation of appropriate systems to manage these risks, including the Corporation’s anti-fraud program.

4.	Ensure that the Corporation is managed so as to preserve the integrity and accuracy of its financial reporting, internal controls and disclosure controls, and management information systems.

5.	Ensure that its expectations of Management are understood, that the appropriate matters come before the Board and that the Board is kept informed of shareholder feedback.

6.	Review and approve, upon the recommendation of the Human Resources Committee, the appointment, compensation, and performance of the President and Chief Executive Officer and the succession plan for him and senior managers.

7.	Select, upon the recommendation of the Nominating and Corporate Governance Committee, nominees for election as directors.

8.	Conduct, through the Nominating and Corporate Governance Committee and the Chairman of the Board, an annual review of Board and committee practices and mandates.

9.	Review and approve, upon the recommendation of the Nominating and Corporate Governance Committee, the compensation of non-executive directors, and ensure that their compensation adequately reflects the risks and responsibilities, and time commitment involved in being an effective director.

10.	Ensure that appropriate structures and procedures are in place so that the Board and its committees can function independently of Management.

11.	Review and approve key policy statements developed by Management on issues such as ethics, compliance, communications, environment, health and safety, and public disclosures.

12.	Review and approve the contents of major disclosure documents, including the annual information form, annual and quarterly management’s discussion and analysis, press releases in connection with quarterly and annual financial results and the corresponding financial statements, and the management proxy circular.

13.	Review and approve significant capital expenditures, raising of capital, significant loans and other major financial activities.

14.	Review and approve significant reorganizations, restructuring, acquisitions, and divestitures.

15.	Monitor, through its Nominating and Corporate Governance Committee, the system of corporate governance of the Corporation.
III.	COMPOSITION AND ORGANIZATION OF THE BOARD
1.	Selection of Members

The Nominating and Corporate Governance Committee of the Board maintains an overview of the desired size and profile of the Board, the need for recruitment and the expected experience of new candidates. The Committee reviews and recommends to the Board the candidates for nomination as directors. The Board approves the final choice of candidates for nomination and election by the shareholders.

2.	Membership Criteria

The Board shall be, and be perceived as, a group of strong and independent directors possessing vast business experience that is relevant to a multi-divisional international corporation.

The Corporation seeks numerous qualities in its directors, in particular, independence, solid business experience, good judgment, integrity, financial literacy, knowledge of other relevant areas, regional representativeness, knowledge of various cultural communities, a desirable knowledge of the French language, the ability to gain trust, leadership and strategic vision, the ability to perform in times of crisis, and the ability to allocate the necessary time and effort to perform Board and committee duties.

3.	Independent Directors

A majority of the Board shall be composed of independent directors under the laws, regulations and stock exchange listing requirements to which the Corporation is subject.

Independence of directors will be determined on the basis of the criteria set out in Annex 1 hereto.

4.	Chairman of the Board

The Board shall appoint a Chairman and, if one has to be appointed, a Vice-Chairman from among the Corporation’s directors. At all times, the same person may not occupy the positions of Chairman or Vice-Chairman of the Board and of President and Chief Executive Officer.

5.	Size

The size of the Board must be sufficient in number to ensure a diversity of skills and perspectives and to provide useful experience to the Board supervising the management of the Corporation as well as to staff on the various Board committees, while allowing the Board to function efficiently and effectively. Participation of all the directors in committees is not an absolute rule, and in order to allocate the necessary time, no director shall be a member of more than three (3) committees, other than the Executive Committee.

6.	Retirement Age

A director who has attained the age of 70 prior to the Annual Shareholders’ Meeting in any year shall retire from office at such annual meeting.

7.	Term of Office

The directors are elected by the shareholders at every annual meeting. The term of office of each director shall expire at the close of the annual shareholders’ meeting following that at which the director was elected.

A director ceases to hold office when the director dies, resigns, becomes disqualified under the Canada Business Corporations Act or is removed from office according to law. A resignation becomes effective at the time a director sends it to the Corporation or at the time specified in the resignation, but it cannot take effect before the time it is rendered. Directors are urged to inform the Corporation in writing of the reasons for their resignation.
IV.	MEETINGS OF THE BOARD
1.	Board Agendas

The annual composite schedule of meetings for the Board and its committees is prepared by the Chairman of the Board, after consultation with the committee chairs, the President and Chief Executive Officer, and other directors. This schedule takes into consideration the annual work plans of the committees that are designed to ensure the discharge of their regular responsibilities.

The Chairman develops the agendas for Board meetings after consultation with the President and Chief Executive Officer. As a general rule, all agendas are distributed to directors in advance of meetings with relevant background information and reports except where the confidential nature of certain matters renders such prior distribution inappropriate.

2.	Board Meeting Frequency

A minimum of four regularly scheduled Board meetings shall be held each year. Additional meetings may be held when required.

3.	Management at Meetings

Management participates in meetings and makes presentations to allow directors to gain additional understanding and insight into the Corporation’s businesses.

4.	In camera Sessions

At all meetings of the Board and committees of the Board, the independent directors shall have the opportunity to meet alone to discuss such matters as they see fit.

V.	BOARD COMMITTEES
1.	Number, Structure and Jurisdiction of Committees

The Board has constituted six committees: the Executive Committee, the Nominating and Corporate Governance Committee, the Audit Committee, the Human Resources Committee, the Environment and Health and Safety Committee, and the Pension Committee. Other committees or sub-committees may be established from time to time by Board resolution. The roles and responsibilities of each committee are described in the respective committee mandates (charters). As a general rule, the Board committees do not formally approve the matters that are submitted to them, but return them to the Board with their recommendations. Where committees have the mandate to approve certain matters, these committees must nevertheless report to the Board at set intervals and times.

2.	Independent Committee Members

Members of the Audit Committee, the Human Resources Committee and the Nominating and Corporate Governance Committee shall be independent under the laws, regulations and stock exchange listing requirements to which the Corporation is subject.

3.	Committee Agendas

The chairman of each committee, in consultation with the Chairman of the Board and the appropriate senior executives, develops the agenda for committee meetings.

4.	Committee Report to the Board

At the Board meeting next following each meeting of a committee, the committee chairman reports to the Board on the committee’s activities.
VI.	ADMINISTRATIVE MATTERS
1.	Assessment of the Board’s Performance

The Nominating and Corporate Governance Committee, along with the Chairman of the Board, bear the responsibility to assess the Board’s performance as a whole as well as that of individual directors. The Nominating and Corporate Governance Committee shall be chaired by a person other than the Chairman of the Board and shall be responsible for assessing the performance of the Chairman of the Board.

2.	Share Ownership by Directors

The Board believes that ownership of Domtar common shares by directors is desirable in order to align their economic interest with those of the shareholders. Since the introduction of a Directors’ Stock Plan in 1997, outside directors have received a portion of their annual compensation in common shares. A Deferred Share Unit Plan for Outside Directors (DSUs) was introduced in 1999, replacing the previous stock plan. In 2001, the Board of Directors adopted a policy stating that the directors will hold a personal investment in common shares and DSUs of the Corporation, of at least six (6) times the amount of their annual base compensation over a period of three (3) years. This policy does not apply to directors who, by reason of policies of their own employers, may not benefit personally from the director compensation paid by the Corporation.

3.	Confidentiality

Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board of Directors and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Corporation.

4.	Interaction with Third Parties

If a third party approaches a director on a matter of interest to the Corporation, the director should bring the matter to the attention of the Chairman of the Board, who shall determine, together with the director, whether this matter should be reviewed with Management or should more appropriately be dealt with by the Board.

Board members, individually or as a part of a group, are not mandated to engage in lobbying activities on behalf of the Corporation without the express authorization of the Chairman of the Board (and after notifying the Corporation). In the event that such a mandate is given to them, the directors shall ensure that they are in compliance with the applicable legislation governing lobbyist activities.

5.	Orientation and Education Program

The Corporation provides directors with an orientation program that includes information about its businesses, operations, and current issues and strategies. Directors receive written documentation and have opportunities to meet with senior management and to visit facilities.
VII.	RESOURCES AND AUTHORITY OF THE BOARD

Committees and directors may consult external advisors in appropriate cases, especially if they deem it necessary when the Corporation plans a major transaction such as a reorganization or financing. Except for the Audit Committee, the retention and the terms and conditions of the retention of external advisors shall receive prior approval by the Nominating and Corporate Governance Committee.
* * * * * * *

ANNEX 1
DETERMINATION OF DIRECTORS’ INDEPENDENCE
1.	A director will qualify as “independent” if the Board of Directors of the Corporation determines that the director has no material relationship with Domtar.

2.	“Material relationship” means a relationship that could, in the view of the Board of Directors of the Corporation, reasonably interfere with the exercise of a director’s independent judgment.

3.	A director is not “independent” if currently, or in the last three years, (the same principle applies to a member of the director’s immediate family1), the director:
i)	is or has been employed by Domtar;

ii)	receives or has received more than $75,000 (US $100,000 under NYSE rules) per year in direct compensation from Domtar, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

iii)	is or has been affiliated with or employed by a present or former internal or external auditor of Domtar;

iv)	is or has been employed as an executive officer of another company where any of Domtar’s present executive officers serve on that company’s compensation committee;

v)	is or has been an executive officer or an employee of a company who makes payments to, or receives payment from, Domtar which in any single fiscal year exceed the greater of US $1 million or 2% of such company’s consolidated gross revenues in the most recent completed fiscal year;

vi)	is or has been an executive officer or an employee of a Domtar customer who is a competitor of other Domtar customers in a similar business;

vii)	is or has been employed as an executive officer of an entity that directly or indirectly, by itself or otherwise, has the means to direct or cause the direction of the strategies and management of Domtar, whether through ownership of voting securities or otherwise;

viii)	is or has been a senior officer, a partner or a significant shareholder (10% of more) of a professional organization, a service provider or a consulting firm (i.e. legal, investment banking, management, IT, accounting/tax services), and the annual fees that such organization receives from Domtar for such services exceed the greater of US $1 million or 2% of such organization’s annual gross revenues, in the most recent completed fiscal year.

[1]	“Member of the director’s immediate family” means spouse, parents, children, brothers, sisters, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law.

DOMTAR INC.
395 de Maisonneuve Blvd. West
Montreal, Quebec
Canada H3A 1L6
     UPON REQUEST TO THE SECRETARY OF THE CORPORATION AT THE ABOVE-MENTIONED ADDRESS, SECURITY HOLDERS OF THE CORPORATION MAY RECEIVE, FREE OF CHARGE, THE LATEST ANNUAL INFORMATION FORM, THE AUDITED COMPARATIVE FINANCIAL STATEMENTS, MANAGEMENT’S DISCUSSION AND ANALYSIS AND THE PROXY CIRCULAR.

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Proxy Form – Annual Meeting to be held on April 27, 2006

Notes to Proxy
1.	Every holder has the right to appoint some other person of his/her choice, who needs not be a holder, to attend and act on his/her behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and strike out the other names.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you must require documentation evidencing your power to sign the proxy with signing capacity stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.
VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.

•	Go to the following web site: www.computershare.com/proxy

•	Proxy Instructions must be received by 5:00 pm, Eastern Time, April 26, 2006.
•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided.

If you vote by the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m. Eastern Time, on April 26, 2006.
THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy
The undersigned holder of Common Shares of Domtar Inc. (the “Corporation”) hereby appoints: Brian M. Levitt, the Chair of the Board, or failing him, Raymond Royer, the President and Chief Executive Officer, or failing him, Razvan L. Theodoru, the Corporate Secretary	OR	Print the name of the person you are appointing if this person is someone other than those designated the proxy of the undersigned, with powers of substitution, to attend, act at and vote for and on behalf of the undersigned any and all of the Common Shares of the Corporation held of record by the undersigned on March 14, 2006 at the Annual Meeting of the holders of Common Shares to be held in the City of Montréal, Province of Québec, Canada, on April 27, 2006, and at any adjournment thereof and including, without limiting the general authorization and power hereby given:
1.  Election of Directors

	For	Withhold

01. Jack C. Bingleman	☐	☐

02. Raymond Chrétien	☐	☐

03. Louis P. Gignac	☐	☐

04. Claude R. Lamoureux	☐	☐

	For	Withhold

05. Jacques Laurent	☐	☐

06. Brian M. Levitt	☐	☐

07. Gilles Ouimet	☐	☐

08. Louise Roy	☐	☐

	For	Withhold

09. Raymond Royer	☐	☐

10. Robert J. Steacy	☐	☐

11. Gene R. Tyndall	☐	☐

OR

All the proposed nominees	For	☐	Withhold	☐

2. Appointment of Auditors
to vote FOR or WITHHOLD from voting with respect to the appointment of the auditors	For	☐	Withhold	☐
and to vote at the discretion of such proxy in respect of amendments to the foregoing or on such other matters as may properly be brought before the Annual Meeting.
The Common Shares represented by this proxy will be voted or withheld from voting as specified but, if no specification is made, the Common Shares will be voted FOR each matter.
Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.
Signature(s)

Date

Financial Statements Request	Interim Financial Reports		Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you would like to receive interim financial reports by mail.	☐	Mark this box if you DO NOT want to receive the Annual Report by mail.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: March 27, 2006.	By:	/s/ Razvan L. Theodoru
Razvan L. Theodoru
Corporate Secretary